UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number 333-78481

Creo Inc.
(Translation of registrant’s name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

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TO:

• Autorite des marches financiers
     Direction de l'encadrement des marches de valeurs

• Alberta Securities Commission

• British Columbia Securities
Commission
     Corporate Finance Department

• Government of Nunavut, Department of Justice
     Land Registry

• Government of the Northwest Territories
     Legal Registry

• Government of Yukon, Department of Justice
     Corporate Affairs>

• Manitoba Securities Commission

• New Brunswick Securities Administrator Branch

• Nova Scotia Securities Commission

• Ontario Securities Commission, Financial Disclosure & Insider Trading

• Prince Edward Island Securities Office
     Consumer, Corporate and Insurance Services Division

• Saskatchewan Financial Services Commission

• Securities Commission of Newfoundland and Labrador

Re: Creo Inc.

Report of Voting Results pursuant to section 11.3 of National
Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of the holders of Common Shares (“Shares”) of Creo Inc. (the “Company”) held on March 29, 2005 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting result obtained at the Meeting:

Item Voted Upon	Voting Result
• Arrangement Resolution • Rights Plan Resolution	• On a vote by ballot, the Arrangement
     Resolution was carried, with 33,127,659 Shares
     voted for and 58,550 Shares voted against the
     Arrangement Resolution.
• On a vote by ballot, the Rights Plan
     Resolution was carried, with 32,444,440 Shares
     voted for and 736,619 Shares voted against the
Rights Plan Resolution.

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• The following persons were elected as directors of the Company until the close of business of the next annual meeting or until their successors are elected or appointed:

Charles Young Doug Brengel Mark Dance Norm Francis Steve Gordon Jean-Francois Heitz John McFarlane Amos Michelson Ken Spencer Morgan Sturdy

• KPMG LLP, Chartered Accountants, were re-appointed as the auditors of the Company and the directors of the Company were appointed to fix their remuneration.

Dated this 30th day of March, 2005.

CREO INC.

"Paul Kacir"
Paul Kacir
Corporate Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: March 31, 2005